

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Serkan Okandan
Chief Executive Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza
Mesrutiyet Caddesi No: 71
34430 Tepebasi
Istanbul, Turkey

> **Re:** **Turkcell Iletisim Hizmetleri A.S.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 27, 2010**
> **File No. 001-15092**

Dear Mr. Okandan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director